

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2018

Mordechi Bignitz
Chief Executive Officer
OWC Pharmaceutical Research Corp.
2 Ben Gurion St., Ramat Gan
Israel, 5257334

Re: OWC Pharmaceutical Research Corp.
Registration Statement on Form S-1
Filed June 14, 2018
File No. 333-225641

Dear Mr. Bignitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Division of Corporation Finance
Office of Electronics and Machinery

cc: Kenneth R. Koch, Esq.